UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F     X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No     X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Regarding Revisions to Forecast Results and Dividends for the Fiscal Year Ending

March 2007 by Consolidated Subsidiary (UFJ NICOS Co., Ltd.)

Tokyo, October 20, 2006 — UFJ NICOS Co., Ltd., a consolidated subsidiary of Mitsubishi UFJ Financial Group, Inc., has decided to revise its forecasts announced on April 28, 2006 for their results and dividends for the fiscal year ending March 2007 (April 1, 2006 to March 31, 2007). Details are provided in the attached document.

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

Press Release

UFJ NICOS Co., Ltd.

UFJ NICOS Revises Forecasts for Results and Dividends (consolidated and non-consolidated)

for the Fiscal Year to March 2007

Tokyo, October 20, 2006 — In consideration of recent trends in our business results, at a board of directors meeting held on October 20, 2006, it was decided to revise our forecasts for dividends and business results announced on April 28, 2006 for the fiscal year ending March 2007 (April 1, 2006 to March 31, 2007). The revisions are as follows:

1. Revised results forecasts for the interim period April 1, 2006 to September 30, 2006

(1) Consolidated		(million yen)

	Net sales	Ordinary income	Net income
Previous forecast (A)	182,000	30,000	27,000
Revised forecast (B)	182,000	12,500	-56,500
Difference (B – A)	—	-17,500	-83,500
Percentage change (%)	—	-58.3	—
Reference: Results for previous interim period	140,316	26,656	-10,271

(2) Non-consolidated		(million yen)

	Net sales	Ordinary income	Net income
Previous forecast (A)	171,000	29,000	26,000
Revised forecast (B)	173,000	14,500	-51,000
Difference (B – A)	2,000	-14,500	-77,000
Percentage change (%)	1.2	-50.0	—
Reference: Results for previous interim period	128,692	26,457	-9,899

2. Revised results forecasts for the fiscal year April 1, 2006 to March 31, 2007

(1) Consolidated		(million yen)

	Net sales	Ordinary income	Net income
Previous forecast (A)	373,000	67,000	57,000
Revised forecast (B)	373,000	47,000	-30,000
Difference (B – A)	—	-20,000	-87,000
Percentage change (%)	—	-29.9	—
Reference: Results for fiscal year to March 31, 2006	320,876	61,292	19,622

(2) Non-consolidated		(million yen)

	Net sales	Ordinary income	Net income
Previous forecast (A)	352,000	63,000	56,000
Revised forecast (B)	353,000	47,000	-26,000
Difference (B – A)	1,000	-16,000	-82,000
Percentage change (%)	0.3	-25.4	—
Reference: Results for fiscal year to March 31, 2006	299,020	59,316	19,110

3. Revised dividend forecasts for the fiscal year April 1, 2006 to March 31, 2007

	Interim	Year-end	Full year
Previous forecast April 28, 2006	¥3.00	¥3.00	¥6.00
Revised forecast	¥0.00	Undecided	Undecided
Reference: Dividend for fiscal year to March 31, 2006	¥0.00	¥4.00	¥4.00

4. Reasons for revised forecasts

Following the increase of repayments due to demand for repayment of interest, and the publication of The Japanese Institute of Certified Public Accountants’ ‘Treatment by Auditors of Allowances for Losses on Repayment of Interest by Consumer Finance Companies’, UFJ NICOS has reviewed its allowances for bad debts and reserves for losses on repayment of interest for the interim period. In addition, following improvements to the debt database, a more strict methodology for estimating reserves for credit risk has been introduced, resulting in an addition of approximately ¥17.0 billion to the allowance for bad debts and accounted for as operating expenses, and an addition to the allowance for losses on repayment of interest of ¥14.0 billion accounted for as an extraordinary loss.

Further, in September of this year, in consideration of the drastic revisions to the Money Lending Business Law proposed by The Liberal Democratic Party of Japan, in consideration of the implications of this proposal, an approximate ¥56.0 billion write-off of deferred tax assets has been implemented.

As a result of the above factors results forecasts have been revised and we regret to inform shareholders that an interim dividend will not be paid and that the year-end dividend cannot as yet be confirmed.

5. Extraordinary loss and write-off of deferred tax assets

(forecasts for the interim period of the fiscal year ending March 2007)	(¥ billion)

	Consolidated	Non-consolidated
Extraordinary loss (Addition to the allowance for losses on repayment of interest)	14.0	13.0
Expected write-off of deferred tax assets	56.0	53.0

(Points for consideration regarding results forecasts)

The above forecasts have been made based on information available at the time of this announcement. Actual results may differ from forecasts owing to a variety of factors.

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Contacts:

UFJ NICOS Co., Ltd. Investor Relations Office Hideshi Tachiyama	(81-3-3811-3111)